

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 24, 2018

Joseph R. Dively
Chairman, President and Chief Executive Officer
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, IL 61938

> **Re: First Mid-Illinois Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 22, 2018**
> **File No. 333-222642**

Dear Mr. Dively:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services